Mail Stop 3-9								May 10, 2005

Daniel Swisher
Chief Executive Officer
Sunesis Pharmaceuticals, Inc.
341 Oyster Point Boulevard
South San Francisco, California 94080

Re:	Sunesis Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Filed December 23, 2005
	File Number 333-121646

 Dear Mr. Swisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note the discussion in your cover letter of the issuance of stock to Bristol Myers Squibb Company and your conclusion that the issuance and the public offering should not be integrated. Please provide us with the analysis used to reach this conclusion. We may have further comments after reviewing your response.

2. Please provide us with a supplemental analysis supporting your determination that the brochure did not constitute an offer to sell securities and that it did not have the effect of conditioning the market. Your analysis should address whether a risk factor discussing potential rescission liability is appropriate. We may have further comments.
3. Please disclose the circumstances and conversations that led to the possibility that existing stockholders might participate in the initial public offering. Please also disclose the substance of the oral conversations with members of the board and their affiliated funds. If you sent, or plan to send, materials related to a directed share program to these parties, please provide us with copies of these materials. We may have further comments.
4. We note your response to comment 1. If you commence operations in
Syria, Iran, Cuba or North Korea at any time, either prior to or subsequent to effectiveness, please contact us and provide us with updated information.

We rely on a third party to manufacture our product candidates..., page 15
5. Please identify the third party that manufactures SNS-032. If you have an agreement with this party, file the agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement. If you do not have an agreement with this party, revise your risk factor to disclose this information.

Clinical Trials, page 47
6. Please revise to explain the term "myelosuppression."

Bristol-Myers Squibb Company, page 59
7. Please disclose the number of preferred shares that were issued as an upfront payment to BMS and disclose the material terms of the preferred shares, including conversion rights, resale registration rights, dividend provisions, etc.
8. Disclose whether the payment of milestones in cash or equity is at your option or at the option of BMS. How will the number of shares be determined?
9. We note that the expiration of the royalty obligations may be determined by the expiration of patents licensed to you. Please revise to disclose when the latest patent to expire is currently scheduled to expire.

Item 15 Recent Sales of Unregistered Securities
10. Please revise this section to include a discussion of the preferred shares issued to Bristol-Myers Squibb.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 824-5528 or James Atkinson, at (202) 942-2826if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381 or me at (202) 942-1840 with any other questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	William Davisson
   	Latham & Watkins LLP
   	135 Commonwealth Drive
   	Menlo Park, CA 94025

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